SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 23, 2005

333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Inmarsat Investments Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Investments Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-05

Inmarsat Ventures Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Ventures Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-04

Inmarsat Global Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Global Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-03

Inmarsat Leasing (Two) Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Leasing (Two) Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-02

Inmarsat Launch Company Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Launch Company Limited

(Translation of Registrant’s name into English)

Isle of Man

(Jurisdiction of incorporation or organization)

15-19 Athol Street

Douglas 1M1 1LB

Isle of Man

(Address of principal executive office)

333-115865-01

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT GROUP LIMITED

Consolidated financial results for the three months and half year ended June 30, 2005

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from our current expectations include those risk factors disclosed in our Form 20-F Annual Report for December 31, 2004 as filed with the Securities and Exchange Commission on April 29, 2005.

As a consequence, our current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on our behalf.

INMARSAT GROUP LIMITED

Consolidated financial results for the three months and half year ended June 30, 2005

INMARSAT GROUP LIMITED

Consolidated financial results for the three months and half year ended June 30, 2005

Operating and Financial Review

The following is a discussion of the consolidated results of operations and financial condition of Inmarsat Group Limited (the “Company” and together with subsidiaries “Inmarsat” or “Group”). You should read the following discussion together with the whole of this document including the historical consolidated financial statements and the annexes. The historical financial statements were prepared in accordance with UK GAAP, which differs in a number of respects from U.S. GAAP. For a summary of the material differences between UK GAAP and U.S. GAAP relevant to the historical consolidated financial statements of the Group and a reconciliation of certain items under UK GAAP to U.S. GAAP, see Annex 2.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Headquartered in London, Inmarsat has more than twenty five years of experience in designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, we provide a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. Inmarsat’s revenues, operating profit and EBITDA under UK GAAP for the three months ended June 30, 2005 were $126.2 million, $57.9 million and $88.3 million, respectively.

We report our results of operations in US dollars as the majority of our revenues and our borrowings are denominated in US dollars. Our results have been affected by the higher exchange rates for sterling/dollar. Approximately 60% of our net operating costs are in sterling.

Initial Public Offering (IPO) and Admission to the London Stock Exchange

Inmarsat plc (the ultimate parent company) successfully listed as a public company on the London Stock Exchange on June 22, 2005 raising approximately $670 million of gross primary proceeds on admission with the issue of 150 million shares at a nominal value of €0.0005 and a price of £2.45 per share. The Group incurred approximately $33 million of underwriting and other associated costs. The ticker symbol for Inmarsat on London Stock Exchange is ISAT (LSE:ISAT).

Use of Proceeds and Debt Refinancing

The net proceeds raised in the IPO by Inmarsat plc were used to subscribe for new ordinary shares of $311.9 million in Inmarsat Holdings Limited (immediate parent company) which in turn subscribed for ordinary shares in Inmarsat Group Limited. The remaining proceeds, in conjunction with surplus cash on the balance sheet at June 22, 2005 and a drawdown of a $250 million term loan under the New Senior Credit Facility have been used to repay borrowings under the Previous Senior Credit Facility of $728.0 million. On July 22, 2005 we redeemed 35% of the 7 5/8 Senior Notes 2012 including accrued interest and redemption premium totaling $184.9 million. See ‘Liquidity and capital resources’.

Successful transition of services to the new Inmarsat-4 satellite

The first of our Inmarsat-4 satellites, which was launched on March 11, 2005 is now supporting digital communications traffic in the Indian Ocean Region.

The Inmarsat-4 satellite was built by EADS Astrium, and is one of the largest and most sophisticated commercial communication satellites ever launched. Following its launch on an Atlas V rocket from Cape Canaveral, Florida, the satellite went through several weeks of complex manoeuvres and tests, including round-

INMARSAT GROUP LIMITED

Consolidated financial results for the three months and half year ended June 30, 2005—(Continued)

the-clock testing of the communications payload, propulsion, altitude control, and electrical, thermal and command systems. All tests were completed successfully, and the satellite was moved to its operational geostationary position at 64º East, over the Indian Ocean.

Restatement of 2004 Results

The 2004 results have been restated in accordance with UK GAAP. See note 3 to Annex 1 for further description and financial impact on the 2004 results (as restated).

Revenues

Revenues for the three months ended June 30, 2005 were $126.2 million, an increase of $1.0 million, or 0.8%, compared with the three months ended June 30, 2004.

The table below sets out the components of our total revenue for each of the periods under review.

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	(US$ in millions)
Revenues
Maritime sector:
voice services	25.4	27.5	52.0	53.8
data services	42.5	36.8	82.1	71.2

Total maritime sector	67.9	64.3	134.1	125.0
Land sector:
voice services	5.8	7.0	12.4	14.7
data services	24.9	31.3	53.4	58.3

Total land sector	30.7	38.3	65.8	73.0
Aeronautical sector	5.2	4.2	10.6	8.0
Leasing (incl. navigation)	16.5	13.8	31.0	27.8

Total mobile satellite communications services	120.3	120.6	241.5	233.8
Subsidiary revenues	4.4	3.1	8.8	6.5
Other income	1.5	1.5	3.3	3.2

Total revenue	126.2	125.2	253.6	243.5

	As at June 30,
	2005	2004
	(000’s)
Active terminals (1)
Maritime	118.3	105.4
Land	71.9	73.0
Aeronautical	6.4	5.9

Total active terminals	196.6	184.3

(1)	Active terminals are terminals registered with us as at June 30 that have been used to access our services at any time during the preceding twelve-month period.

INMARSAT GROUP LIMITED

Consolidated financial results for the three months and half year ended June 30, 2005—(Continued)

During the three months ended June 30, 2005, revenues from mobile satellite communications services (MSS) were $120.3 million and largely in line with the three months ended June 30, 2004. The maritime, land, aeronautical and leasing sectors accounted for 56%, 26%, 4% and 14% of total revenues from mobile satellite communication services respectively during the three months ended June 30, 2005.

Revenues for the three months ended June 30, 2005 are marginally lower than the previous March 2005 quarter due to the continued decline in our higher priced analogue service as customers continue to migrate to newer digital services and the positive impact on revenues related to the Tsunami disaster in the first quarter. Offsetting the decrease is the continued growth in new services such as Fleet and Swift 64. Revenues are also impacted by volume discounts that increase over the course of the financial year, with lower discount levels in early quarters representing the minimum annual discount and higher discount levels in later quarters, as distribution partners meet specific volume thresholds, resulting in lower prices in excess of the minimum annual discount that applies on an as-earned basis.

Maritime Sector. During the three months ended June 30, 2005, revenues from the maritime sector were $67.9 million, an increase of $3.6 million, or 6%, compared with the three months ended June 30, 2004. The increase principally reflects an increase in data revenue, which was partially offset by a decrease in voice revenue. Revenues from data services in the maritime sector during the three months ended June 30, 2005 were $42.5 million, an increase of $5.7 million, or 15%, compared to the three months ended June 30, 2004. The increase in revenues from data services reflects increased demand, partly as a result of the introduction of our Fleet services, which have enhanced the communications services we provide to the maritime sector. Offsetting the increase in traffic and data revenues was a decrease in voice services during the three months ended June 30, 2005 of $2.1 million, or 8%, compared to the three months ended June 30, 2004. The decrease in voice continues to reflect the ongoing migration of users from the higher-priced analogue services to the lower-priced digital services and competition from hand-held operators resulting in a decline in average prices.

Land Sector. During the three months ended June 30, 2005, revenues from the land sector were $30.7 million, a decrease of $7.6 million, or 20%, compared with the three months ended June 30, 2004. Revenues from voice services in the land sector during the three months ended June 30, 2005 were $5.8 million, a decrease of $1.2 million, or 17%, compared to the three months ended June 30, 2004, with an underlying decrease in traffic volumes from land voice services resulting from competition from operators of hand-held satellite telephones who offer lower-priced voice services. Revenues from data services in the land sector during the three months ended June 30, 2005 were $24.9 million, a decrease of $6.4 million, or 20%, compared to the three months ended June 30, 2004. The decrease is a result of the introduction of zonal pricing for our R-BGAN service in addition to a decline in high speed data traffic following a reduction in traffic in the Middle East and competition from VSAT.

Aeronautical Sector. During the three months ended June 30, 2005, revenues from the aeronautical sector were $5.2 million, an increase of $1.0 million, or 24%, compared with the three months ended June 30, 2004. The increase can be attributed primarily to our Swift64 high speed data service, which is a service that targets the government aircraft and business jet markets.

Leasing. During the three months ended June 30, 2005, revenues from leasing were $16.5 million, an increase of $2.7 million, or 20%, compared with the three months ended June 30, 2004. The increase principally resulted from a new 5-year interoperability agreement with the Japanese Civil Aviation Authority in May 2005 and primarily represents a license fee.

INMARSAT GROUP LIMITED

Consolidated financial results for the three months and half year ended June 30, 2005—(Continued)

Subsidiary	revenues

“Subsidiary revenues” represent revenues from Invsat Limited and Rydex Corporation Limited. Invsat Limited provides integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end users in the oil and gas sector. Rydex Corporation Limited develops e-mail and data communications software tailored for use in the maritime sector. During the three months ended June 30, 2005, subsidiary revenues were $4.4 million, an increase of $1.3 million, or 42%, compared with the three months ended June 30, 2004. Invsat Limited has had more success in 2005 securing various systems integration contracts that were expected to be secured in 2004. The company is currently in discussion with potential buyers with a view to disposing of these subsidiaries in the near future.

Other income

Other operating income of $1.5 million for the three months ended June 30, 2005 consists primarily of income from the provision of conference facilities and leasing certain floors at our head office to external organizations, fees for satellite tracking services and in-orbit support services supplied to third parties and revenue from sales of R-BGAN end user terminals and is largely unchanged from the three months ended June 30, 2004.

Other net operating costs

During the three months ended June 30, 2005, other net operating costs were $37.9 million, a decrease of $3.4 million, or 8%, compared with the three months ended June 30, 2004. The table below sets forth the components of other net operating costs during the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	(US$ in millions)
Staff costs	22.5	22.8	44.4	43.2
Network and satellite operations	9.4	11.7	24.0	23.9
Other external costs	13.1	12.9	27.0	32.7
Own work capitalized	(7.1)	(6.1)	(14.0)	(11.7)

Total other net operating costs	37.9	41.3	81.4	88.1

Staff costs during the three months ended June 30, 2005 were $22.5 million, a decrease of $0.3 million compared to June 30, 2004. Included in staff costs for the three months ended June 30, 2004 were severance costs of $5.0 million, comprising a number of redundancies made in May 2004. During the three months ended June 30, 2004 the number of employees in the core operating business was reduced from 458 to 398. The underlying increase in staff costs in 2005 relates to an adverse movement in our hedged rate of exchange which has increased from $1.49/£1.00 in 2004 to $1.77/£1.00 in 2005 (staff costs are in sterling and we report our results in US dollars). In addition the group has recognized $1.1 million of stock option costs in 2005 relating to the all staff option scheme implemented in November 2004. The options vest over a period of approximately 18 months from July 2005 to December 2006.

The decrease in network and satellite operations costs during the three months ended June 30, 2005 was $2.3 million, or 20% compared to the three months ended June 30, 2004. Included in this category are costs for leasing satellite capacity from Thuraya for our R-BGAN service. In the three months ended June 30, 2005 we

INMARSAT GROUP LIMITED

Consolidated financial results for the three months and half year ended June 30, 2005—(Continued)

incurred only one month of Thuraya costs as two months were offset by way of amounts received from third parties in recognition of the delay in delivery of the first of our Inmarsat-4 satellites compared to three months in the quarter ended June 30, 2004. Offsetting the decrease in Thuraya lease payments were additional costs for site services contracts and the commencement of warranties on our Inmarsat-4 ground infrastructure that were not incurred in the three months ended June 30, 2004.

Other external costs increased by $0.2 million, or 2% during the three months ended June 30, 2005 compared to the three months ended June, 2004. Underlying costs increased by $3.2 million during the three months ended June 30, 2005 in particular rental costs associated with the sale and leaseback of our 99 City Road, London headquarters and various other cost categories primarily in relation to spend that had not transpired as expected in the first quarter. However, offsetting the increase was an unrealized foreign exchange gain of $3.0 million with the strengthening of the US dollar in relation to the revaluation of sterling liabilities at spot rate.

Operating costs during the six months ended June 20 2005, reflect phasing of operating expenses, and management expect operating costs in the remainder of 2005 for marketing, professional fees and other office activities to increase particularly as a result of the launch of BGAN.

The increase in own work capitalized of $1.0 million relates principally to increased activity surrounding our Inmarsat-4 satellites one of which was successfully launched in March 2005.

EBITDA

As a result of the factors discussed above, EBITDA for the three months ended June 30, 2005 was $88.3 million, an increase of $4.4 million, or 5%, compared with the three months ended June 30, 2004. EBITDA margin for the three months ended June 30, 2005 was 70% compared with 67% for the three months ended June 30, 2004. The calculation of EBITDA is given in Note 4 of Annex 1.

Depreciation and amortization

During the three months ended June 30, 2005, depreciation and amortization was $30.4 million, a decrease of $9.6 million, or 24%, compared with the three months ended June 30, 2004. This decrease is a result of the change in useful economic lives of our Inmarsat-3 satellites from 10 years to 13 years, which came into effect from October 1, 2004. See Note 3 of Annex 1.

In June 2005 we commenced depreciation on the first Inmarsat-4 satellite now in service. The satellite is being depreciated over 13 years. The remaining Inmarsat-4 satellites are yet to be placed in service therefore are currently not being depreciated. The depreciation cost for June 2005 for the first Inmarsat-4 satellite and other associated assets was approximately $2.9 million.

Group operating profit

As a result of the factors discussed above, group operating profit during the three months ended June 30, 2005 was $57.9 million, an increase of $14.0 million, or 32%, compared with the three months ended June 30, 2004.

Net interest payable

During the three months ended June 30, 2005, net interest payable was $56.6 million, an increase of $16.2 million, compared with the three months ended June 30, 2004. The increase is attributable to the write off of

INMARSAT GROUP LIMITED

Consolidated financial results for the three months and half year ended June 30, 2005—(Continued)

$19.9 million of deferred financing costs following the refinancing of the Previous Senior Credit Facility and the expensing of facility fees on the New Senior Credit Facility of $2.9 million. This was offset in part by a $3.4 million foreign exchange gain on an interest rate swap contract over the Previous Senior Credit Facility and $2.8 million of interest income as a result of higher cash balances held throughout the three months ended June 30, 2005. See “Use of proceeds” and “Liquidity and capital resources”.

For the second half of the year the Group expects interest costs to reduce substantially following the restructuring of debt facilities. See “Liquidity and capital resources”.

Taxation

The tax charge for the three months ended June 30, 2005 was $4.2 million, compared to a $3.6 million tax charge in the three months ended June 30, 2004. The increase in the tax charge is largely driven by the increase in profit before taxation with the increase in the effective tax charge driven by permanent differences on amortisation and disallowables.

The Group’s tax profile is such that material cash tax payments are not expected in the foreseeable future as available capital allowances and deductions for interest charges are anticipated to be in excess of the accounting profits.

Liquidity and capital resources

Historically, our principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new services and to fund our working capital requirements. Those requirements were met by cash flows from our operating activities as well as from borrowings under bank facilities. Following the IPO on June 22, 2005 of Inmarsat plc (the ultimate parent company) and the related transactions, the Group’s indebtedness and debt service obligations have decreased significantly. An analysis of net debt is given in Note 6 of Annex 1.

The following table sets out our cash flows for the three months and half years ended June 30, 2005 and 2004.

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	(US$ in millions)
Net cash provided by operating activities after interest and tax	72.4	59.9	105.0	81.5
Net cash used in investing activities	(27.8)	(25.4)	(87.7)	(106.0)
Net cash (used in)/provided by financing activities	(175.7)	5.2	(175.7)	15.0
(Increase) in short-term deposits	(22.3)	(36.0)	(4.3)	(83.0)

(Decrease)/increase in cash during the period	(153.4)	3.7	(162.7)	(92.5)

The Group ended the first half of 2005 with cash and short-term investments of $219.0 million. The Group had gross external debt at June 30, 2005 of $730.0 million (excluding subordinated parent company loan) comprising drawings on the New Senior credit facility of $250.0 million, Senior Notes outstanding of $477.5 million and overdraft of $0.3 million. At June 30, 2005 the Group had net external debt of $490.7 million (excluding subordinated parent company loan).

On May 24, 2005 the Group’s subsidiary Inmarsat Investments Limited signed a new $550 million Senior Credit Facility led by Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland plc. The facility is for general corporate purposes including refinancing existing debt, and was arranged in connection with the IPO.

INMARSAT GROUP LIMITED

Consolidated financial results for the three months and half year ended June 30, 2005—(Continued)

The $550 million five-year Senior Credit Facility consists of a $250 million amortizing term loan and a $300 million revolving credit facility. The term loan and drawings under the revolving credit facility are initially priced at 120bp above LIBOR and thereafter tied to a leverage grid. The $300 million revolving credit facility is undrawn at June 30, 2005.

The New Senior Credit Facility, in combination with existing surplus cash and the proceeds of the IPO, was used to repay the Previous Senior Credit Facility of $728.0 million and the outstanding balance of the euro-denominated Subordinated Preference Certificates (€272.7 million). In addition on July 22, 2005 we redeemed 35% of the 7 5/8 Senior Notes 2012 issued by the Group’s subsidiary Inmarsat Finance plc including interest and redemption premium totalling $184.9 million.

Net cash from operating activities represents net cash from operations, returns on investments and servicing of finance and taxation.

Net cash provided by operating activities during the three months ended June 30, 2005 was $72.4 million compared to $59.9 million during the three months ended June 30, 2004. The increase relates to an increase in operating profit of $14.0 million, increase of $7.1 million in interest income, decrease of $1.4 million in tax receipts, decrease in depreciation of $9.6 million and movements in working capital.

Net cash used in investing activities represents cash used for capital expenditure and financial investments and cash movements resulting from acquisitions and disposals.

Net cash used in investing activities during the three months ended June 30, 2005 was $27.8 million compared with $25.4 million for the three months ended June 30, 2004. The investment reflects continued capital expenditure for the construction of our Inmarsat-4 satellites and associated ground infrastructure.

Net cash used in financing activities was $175.7 million during the three months ended June 30, 2005 compared to $5.2 million of cash provided during the three months ended June 30, 2004. On June 22, 2005 the Company issued share capital in the amount of $311.9 million to Inmarsat Holdings Limited (immediate parent company). A combination of the proceeds from the share capital issued, capital contribution, surplus cash and the New Senior Credit Facility (described above) were utilized to repay borrowings. A principal repayment of the Previous Senior Credit Facility was also made during the quarter in the amount of $9.5 million. During the three months ended June 30, 2004 $102.5 million Senior Notes were issued for $105.1 million and $100.0 million of the subordinated parent company loan was repaid.

Contractual Obligations and Commercial Commitments

The following summarizes our future contractual obligations, commercial commitments and principal commitments under debt instruments as at June 30, 2005:

	Commitments by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in millions)
Debt obligations	1,363.9	167.4	76.4	175.4	944.7
Capital commitments relating primarily to Inmarsat-4 satellites(1)	215.7	130.3	5.7	25.0	54.7
Operating leases:
Land and buildings(2)	197.9	8.1	16.5	17.8	155.5
Other(3)	15.5	5.5	2.5	6.5	1.0
Other (non-cancelable agreements)	11.4	6.5	4.9	—	—

Total contractual obligations	1,804.4	317.8	106.0	224.7	1,155.9

INMARSAT GROUP LIMITED

Consolidated financial results for the three months and half year ended June 30, 2005—(Continued)

(1)	Over the course of our Inmarsat-4 satellite construction contract, we or the manufacturer may suggest or require changes as a consequence of milestone-related or other testing or other technological developments. Those variations typically require price adjustments or, in certain circumstances, could result in delays to our payment obligations. Delays in our Inmarsat-4 program could result in our contractual commitments becoming payable in later periods.

(2)	Relates to the 25-year leaseback of headquarters building at 99 City Road, London.

(3)	Relates primarily to network and satellite service contracts.

Recent Events

On May 31, 2005 Graham Wrigley, Richard Wilson and David Preiss resigned as non-executive directors from the board of Inmarsat plc. On June 22, 2005, following admission of Inmarsat plc’s shares to listing on the London Stock Exchange, Admiral (ret) James Ellis, Stephen Davidson and Sir Bryan Carsberg were appointed as non-executive directors. Admiral (ret) Ellis is also a member of the Remuneration and Nomination Committees, Sir Bryan is a member of the Audit and Remuneration Committees and Mr Davidson is the chairman of the Remuneration Committee and a member of the Audit Committee.

Sir Bryan is currently Chairman of the Pensions Compensation Board and Chairman of the Council of Loughborough University. He is an independent, non-executive director of RM plc, SVB Holdings PLC and Philip Allan Publishers Ltd. He was the first Director General of Telecommunications (head of Oftel, the telecommunications regulator that preceded Ofcom) from 1984 to 1992, Director General of Fair Trading from 1992 to 1995 and Secretary General of the International Accounting Standards Committee (predecessor of the International Accounting Standards Board) from 1995 to 2001. He was an independent, non-executive director of Cable and Wireless Communications plc from 1997 to 2000 and non-executive Chairman of MLL Telecom Ltd from 1999 to 2002. Sir Bryan is a Fellow of the Institute of Chartered Accountants in England and Wales and an Honorary Fellow of the Institute of Actuaries; he was knighted in January 1989. He holds a M.Sc. (Econ) from the University of London (London School of Economics).

Admiral (ret) Ellis was formerly Commander, United States Strategic Command, headquartered at Offutt Air Force Base, Nebraska. He was responsible for the global command and control of US strategic forces while overseeing the employment and supporting the modernisation of the satellite communication network of the US Department of Defence. A graduate of the US Naval Academy in 1969, he was designated a naval aviator in 1971. He has held a variety of sea and shore assignments since then, including command of a Navy Strike fighter squadron, a nuclear aircraft carrier and a carrier battle group. Admiral (ret) Ellis also served as a test pilot, within the Navy/Office of Legislative Affairs and as programme co-ordinator of the F/A-18 Hornet Aircraft. He served as Deputy Chief of Naval Operations, Plans, Policy and Operations from 1996 to 1998, prior to assignment as both Commander-in-Chief US Naval Forces, Europe and Commander-in-Chief, Allied Forces, Southern Europe, during a period of Balkan crisis. Admiral (ret) Ellis is currently the president and chief executive officer of the Institute of Nuclear Power Operations. He holds Masters Degrees in Aerospace Engineering from the Georgia Institute of Technology and Aeronautical Systems from the University of West Florida. He is a graduate of the Senior Officer Programme in National Security Strategy at Harvard University. Admiral (ret) Ellis also serves on the Board of Directors of Lockheed Martin Corporation, Level 3 Communications Inc. and America First Companies, LLC.

Mr Davidson is Chairman of SPG Media plc and is a non-executive director of The Wireless Group plc, Enteraction TV Ltd. and Williams Lea Group Ltd. He has held various positions in investment banking, most recently at West LB Panmure where he was Global Head of Media and Telecoms Investment Banking then Vice

INMARSAT GROUP LIMITED

Consolidated financial results for the three months and half year ended June 30, 2005—(Continued)

Chairman of Investment Banking. From 1992 to 1998 he was Finance Director then Chief Executive Officer of Telewest Communications plc. He was Chairman of the Cable Communications Association from 1996 to 1998. He holds an MA (first class) in Mathematics and Statistics from the University of Aberdeen.

John Rennocks who joined the board in January 2005 has subsequently been appointed as deputy chairman and senior non-executive director with effect from the IPO.

In July 2005 the Group successfully transferred R-BGAN customers to its Indian Ocean Region Inmarsat-4 satellite. As a result effective from July 31, 2005 the Company has terminated its agreement to lease capacity on the Thuraya satellite.

On July 22, 2005 the Group redeemed 35% of its 7 5/8 Senior Notes 2012 reducing the Notes from $477.5 million to $310.4 million. Associated with the redemption we wrote off $6.1 million of deferred financing costs and paid a redemption premium of $12.7 million. These amounts will be reflected in interest costs in the income statement for the year ended December 31, 2005.

Subsequent to June 30, 2005 other than the events discussed above there have been no other material events, which would affect the information reflected in the consolidated financial statements of the Group.

INMARSAT GROUP LIMITED

CONSOLIDATED PROFIT AND LOSS STATEMENTS

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Revenue	126.2	125.2	253.6	243.5

Depreciation and amortization	(30.4)	(40.0)	(59.9)	(80.4)
Other net operating costs	(37.9)	(41.3)	(81.4)	(88.1)

Total operating costs	(68.3)	(81.3)	(141.3)	(168.5)

Group operating profit	57.9	43.9	112.3	75.0

Interest receivable and similar income	6.2	0.7	8.5	1.3
Interest payable and similar charges	(62.8)	(41.1)	(105.1)	(83.2)

Profit/ (loss) before taxation	1.3	3.5	15.7	(6.9)

Taxation	(4.2)	(3.6)	(12.3)	(3.1)

Profit/(loss) after taxation	(2.9)	(0.1)	3.4	(10.0)

INMARSAT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(unaudited)

	As at June 30, 2005	As at December 31, 2004 (as restated)
	(US$ in millions)
Fixed assets
Intangible assets	447.0	456.5
Tangible assets	1,256.9	1,179.1
Investment property	3.7	—

Total fixed assets	1,707.6	1,635.6

Current assets
Stocks	1.2	1.2
Debtors	169.6	160.6
Short-term investments	211.9	207.6
Restricted cash	—	163.4
Cash at bank and in hand	7.1	7.5

Total current assets	389.8	540.3

Creditors—amounts falling due within one year:
Loans and other borrowings	(161.3)	(29.1)
Other creditors	(167.2)	(143.0)

Total creditors: amounts falling due within one year:	(328.5)	(172.1)

Net current assets	61.3	368.2

Total assets less current liabilities	1,768.9	2,003.8

Creditors—amounts falling due after more than one year
Loans and other borrowings	(1,182.3)	(1,745.8)
Other creditors	(54.7)	(67.6)

Total creditors: amounts falling due after more than one year	(1,237.0)	(1,813.4)

Provisions for liabilities and charges	(155.8)	(132.8)

Net assets	376.1	57.6

Capital and reserves
Called up share capital	0.4	0.3
Share premium account	346.1	34.2
Other reserves	3.8	(0.7)
Retained earnings	25.8	23.8

Total equity shareholders’ funds	376.1	57.6

INMARSAT GROUP LIMITED

CONSOLIDATED CASHFLOW STATEMENTS

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	(US$ in millions)
Operating profit	57.9	43.9	112.3	75.0

Depreciation and amortization	30.4	40.0	59.9	80.4
(Increase)/decrease in debtors	(3.1)	(10.4)	(13.0)	(13.8)
(Decrease)/ increase in creditors	(0.6)	1.5	(18.4)	(19.3)
Decrease/(increase) in stocks	—	0.5	0.1	(0.5)
(Decrease)/increase in provisions	(2.1)	(0.4)	1.7	0.6

Net cash inflow from operating activities	82.5	75.1	142.6	122.4

Returns on investments and servicing of finance
Interest received	7.4	0.3	9.0	0.6
Bank and Senior Notes interest paid	(12.2)	(11.5)	(41.3)	(23.8)
Arrangement fees and costs of Senior Notes	—	(5.3)	—	(18.8)
Arrangement fees for New Senior Credit Facility	(5.2)	—	(5.2)	—
Interest element of finance lease rental payments	—	—	—	(0.2)

Net cash (outflow) for returns on investments and servicing of finance	(10.0)	(16.5)	(37.5)	(42.2)

Tax (paid)/received	(0.1)	1.3	(0.1)	1.3

Net cash provided by operating activities after interest and tax	72.4	59.9	105.0	81.5

Capital expenditure and financial investments
Purchase of tangible and intangible fixed assets	(27.8)	(24.0)	(87.7)	(70.8)

Net cash (outflow) for capital expenditure and financial investment	(27.8)	(24.0)	(87.7)	(70.8)

Acquisitions and disposals
Acquisition related fees and costs	—	(1.4)	—	(35.2)

Net cash (outflow) for acquisitions and disposals	—	(1.4)	—	(35.2)

Net cash inflow/(outflow) before management of liquid resources and financing	44.6	34.5	17.3	(24.5)

(Increase)/decrease in short-term deposits	(22.3)	(36.0)	(4.3)	(83.0)

Net cash inflow/(outflow) after management of liquid resources	22.3	(1.5)	13.0	(107.5)

Financing
Issue of ordinary share capital	311.9	—	311.9	—
Repayment of Previous Senior Credit Facilities	(737.5)	—	(737.5)	—
Repayment of Subordinated Parent Company Loan	—	(100.0)	—	(100.0)
Bridge borrowings repaid	—	—	—	(365.0)
Drawdown of New Senior Credit Facilities	250.0	—	250.0	—
Senior notes issued	—	105.1	—	480.1
Capital element of finance lease rental payments	(0.1)	0.1	(0.1)	(0.1)

Net cash (outflow)/inflow from financing	(175.7)	5.2	(175.7)	15.0

(Decrease)/increase in cash in the period	(153.4)	3.7	(162.7)	(92.5)

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Annex 1—NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Background

The Company was incorporated on September 3, 2004 as Grapedrive Limited and changed its name to Inmarsat Group Limited on January 6, 2004.

The 2004 comparative information has been restated to reflect the impact of a change in accounting policy with respect to the expensing of interest costs as incurred, adoption of FRS 17 for pensions and post retirement provisions and finalization of fair value positions related to the acquisition in December 2003. See Section 3 below—“Change in accounting policy and prior year adjustment”.

We report our results of operations in US dollars as the majority of our revenues and our borrowings are denominated in US dollars. Approximately 60% of our net operating costs are in sterling.

2. Basis of accounting

The principal activity of the Group is the provision of global mobile satellite communication services.

The consolidated financial information is prepared under the historical cost convention as modified for the revaluation of investment property and in accordance with applicable UK accounting standards.

The preparation of the consolidated financial information requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include provisions, pension costs and asset lives. Actual results could differ from those estimates.

We have conducted a review of our accounting policies to ensure they are the most relevant and appropriate for the group. As a result of this review we have changed our policy for interest capitalization under UK GAAP. There is no change to accounting policy under US GAAP where the treatment of interest is prescribed. See note 3.

3. Change in accounting policy, change in estimate and prior period adjustments

Expensing of finance costs FRS 15, “Tangible fixed assets”:

The Group changed its accounting policy in October 2004 on capitalization of financing costs and, as required by UK GAAP, has applied the new policy of expensing these costs retrospectively through retained earnings, interest and depreciation. The policy is to now expense all interest on debt taken out to finance capital investment on qualifying assets.

We believe that the significant change in our debt structure warranted the revision of our current policy and therefore the change in accounting policy better reflects our financial position.

For the three months ended June 30, 2004 this change in accounting policy had the effect of decreasing depreciation by $0.8 million, increasing interest by $2.7 million and decreasing profit before tax by $1.9 million.

Adoption of FRS 17, “Retirement benefits”:

As of January 1, 2005 we are required under UK GAAP to adopt FRS 17, “Retirement benefits”. FRS 17 requires us to fully provide for the fair value of all pension and post retirement liabilities. FRS 17 has been

INMARSAT GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

applied retrospectively to our 2004 results. The impact of this change in accounting policy for the three months ended June 30, 2004 is an increase to pension costs of $0.5 million and decrease to profit before tax of $0.5 million.

Restatement for finalization of fair value adjustments:

In December 2004, the Group finalized the purchase consideration to net assets relating to the December 17, 2003 acquisition and has restated the three months ended June 30, 2004 to reflect the revised final fair values. The impact has resulted in a decrease of $3.0 million and $1.1 million to depreciation on tangible assets and other intangibles, respectively. In addition goodwill amortization has increased by $1.2 million.

Change in accounting estimate:

As a result of management’s regular re-assessment of useful economic lives of assets, the useful lives of our satellite and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of the Inmarsat-3 satellites resulting from improvements in satellite technology. As a result the depreciation periods were extended for the Inmarsat-3 satellites. The Group’s satellite and space segment assets depreciable lives now range from 10 – 14 years with the exception of our R-BGAN assets which are 5 years.

Reclassification of Investment property:

The Group classifies its investment property at 250 Old Street as an investment property in 2005. Investment property comprises freehold office buildings, held for long-term rental yields and is not occupied by the Group. Investment property is carried at fair value under UK GAAP, representing open-market value determined annually by external valuers. Prior to January 1, 2005 the property was not classified as an investment property as its primary purpose was for administrative storage purposes. In 2005 management agreed to lease the property and as such the definition of property changed to an “investment property”. The impact on our balance sheet as at June 30, 2005 is an increase to fixed assets of $3.8 million.

4. EBITDA

Set forth below is a reconciliation of profit/(loss) from ordinary activities after taxation to EBITDA for each of the periods indicated.

	Three months ended June 30,		Six months ended June 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Profit/ (loss) after taxation	(2.9)	(0.1)	3.4	(10.0)
Add back:
Taxation	4.2	3.6	12.3	3.1
Net interest payable	56.6	40.4	96.6	81.9
Depreciation and amortization	30.4	40.0	59.9	80.4

EBITDA	88.3	83.9	172.2	155.4

INMARSAT GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

5. Interest

The table below sets forth the components of interest payable and receivable during the periods indicated.

	Three months ended June 30,		Six months ended June 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Interest and facility fees payable on bank loans and overdrafts	0.3	(0.1)	(0.1)	(0.1)
Interest on Senior Notes and Senior Credit Facilities	(20.1)	(17.1)	(39.3)	(33.5)
Interest rate swap	(0.2)	(2.8)	(1.4)	(5.5)
Other interest payable	—	—	(0.1)	(0.2)
Interest on Subordinated Parent Company Loan	(18.2)	(19.0)	(37.2)	(39.8)
Amortization of debt issue costs	(4.2)	(1.5)	(6.0)	(2.8)
Deferred satellite liability discount	(0.5)	(0.6)	(1.1)	(1.3)
Previous Senior Credit Facility deferred debt issue costs written off	(19.9)	—	(19.9)	—

Total interest payable and similar charges	(62.8)	(41.1)	(105.1)	(83.2)
Bank interest receivable and other interest	2.8	0.7	5.1	1.3
Realized gain on amendment of interest rate swap	3.4	—	3.4	—

Total interest receivable and similar income	6.2	0.7	8.5	1.3

Net interest (payable)	(56.6)	(40.4)	(96.6)	(81.9)

6. Net debt

The table below sets out the components of net debt for each of the periods indicated, excluding issue costs.

	As at June 30, 2005			As at December 31, 2004
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
	(US$ in millions)
Previous Senior Credit Facility	—	—	—	737.5	(21.7)	715.8
New Senior Credit Facility	250.0	(2.7)	247.3
Senior Notes	477.5	(17.6)	459.9	477.5	(18.9)	458.6
Premium on Senior Notes	2.2	—	2.2	2.4	—	2.4
Subordinated Parent Company Loan:
—principal	632.7	—	632.7	570.7	—	570.7
—interest	1.2	—	1.2	26.1	—	26.1
Capital element of finance lease rental payments	—	—	—	0.1	—	0.1
Overdrafts	0.3	—	0.3	1.4	—	1.4

Total loans and borrowings	1,363.9	(20.3)	1,343.6	1,815.7	(40.6)	1,775.1
Restricted cash	—	—	—	(163.4)	—	(163.4)
Cash at bank and in hand	(7.1)	—	(7.1)	(7.5)	—	(7.5)
Short-term investments	(211.9)	—	(211.9)	(207.6)	—	(207.6)

Net debt	1,144.9	(20.3)	1,124.6	1,437.2	(40.6)	1,396.6

INMARSAT GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Annex 2—UK/U.S. GAAP RECONCILIATION

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). The following table contains a summary of the material adjustments to net income/(loss) for the financial period between UK GAAP and U.S. GAAP. There were no differences between revenue recognized under UK GAAP and U.S. GAAP.

	Three months ended June 30,		Six months ended June 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Profit/(loss) for the financial period as reported under UK GAAP	(2.9)	(0.1)	3.4	(10.0)
U.S. GAAP adjustments:
Pension plans	(0.9)	0.3	(0.6)	0.2
Forward foreign exchange contracts	0.2	(10.0)	(0.7)	(7.4)
Interest rate swaps	3.4	—	4.0	—
Deferred taxation	(0.1)	4.4	(0.3)	3.6
Deferred taxation on adjustments	(5.9)	(3.3)	(11.7)	(3.3)
Development costs	(1.0)	(3.8)	(2.7)	(7.7)
Amortization of development costs	0.3	1.9	0.6	3.8
Amortization of goodwill	5.0	5.3	10.1	10.2
Realized foreign exchange translation	(0.7)	—	(0.8)	—
Depreciation of tangible assets	(0.3)	4.7	(0.6)	0.5
Amortization of intangible assets	(0.3)	(4.3)	(0.7)	(2.9)
Facility fee	2.8	—	2.8	(4.6)
Capitalized interest	18.0	13.5	38.0	27.0
Amortization of capitalized interest	(0.1)	—	(0.1)	—
Deferred income on sale of tangible assets	0.7	—	1.5	—
Lease payments	(0.3)	—	(0.6)	—

Total adjustments	20.8	8.7	38.2	19.4

Net income under U.S. GAAP	17.9	8.6	41.6	9.4

INMARSAT GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The following table contains a summary of the material adjustments to shareholders’ funds between UK GAAP and U.S. GAAP:

	As at June 30, 2005	As at December 31, 2004 (as restated)
	(US$ in millions)
Total shareholders’ funds as reported under UK GAAP	376.1	57.6
U.S. GAAP adjustments:
Pension	11.5	12.4
Forward foreign exchange contracts	2.3	12.4
Interest rate swap	1.4	1.6
Foreign exchange translation	(4.4)	(3.6)
Deferred taxation	(83.5)	(83.5)
Deferred tax on adjustments	(5.6)	—
Development costs	(55.9)	(53.3)
Amortization of development costs	9.7	9.1
Goodwill	(124.7)	(134.8)
Deferred income on sale of tangible assets	(56.7)	(58.1)
Lease payments	(0.6)	—
Tangible assets	5.3	5.9
Intangibles	74.0	74.8
Post retirement liability	(1.6)	(1.3)
Facility fee	2.8	—
Capitalized interest	105.4	67.5
Investment property	(3.7)	—

Net U.S. GAAP adjustments	(124.3)	(150.9)

Shareholders’ equity under U.S. GAAP	251.8	(93.3)

The table below sets forth the components of total other comprehensive income/(loss) under U.S. GAAP for each of the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Net income under U.S. GAAP	17.9	8.6	41.6	9.4
Other comprehensive income:
Cumulative translation adjustment	(0.2)	0.4	1.1	0.8
Interest rate swaps	(9.3)	12.8	(4.2)	6.0
Forward exchange contracts	(7.3)	—	(9.4)	—
Tax impact	5.0	(4.0)	3.8	(2.0)

Total other comprehensive income/(loss) under U.S. GAAP	(11.8)	9.2	(8.7)	4.8

Total comprehensive income under U.S. GAAP	6.1	17.8	32.9	14.2

INMARSAT GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The table below sets forth the reconciliation of UK GAAP EBITDA to U.S. GAAP EBITDA for each of the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
EBITDA (UK GAAP)	88.3	83.9	172.2	155.4
Adjustments:
Pensions	(0.9)	0.3	(0.6)	0.2
Financial instruments	0.2	(10.0)	(0.7)	(7.4)
Development costs	(1.0)	(3.8)	(2.7)	(7.7)
Realized foreign exchange translation	(0.7)	—	(0.8)	—
Deferred income on sale of tangible assets	0.7	—	1.5	—
Lease payments	(0.3)	—	(0.6)	—

EBITDA (U.S. GAAP)	86.3	70.4	168.3	140.5

Annex 3—RISK FACTORS

Many statements contained in this report are forward-looking in nature. These statements are based on current plans, intentions or expectations. Key risks to our Group are described in our Form 20-F Annual Report as filed with the Securities and Exchange Commission on April 29, 2005 for the year ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: August 23, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT FINANCE plc

Date: August 23, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT INVESTMENTS LIMITED

Date: August 23, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT VENTURES LIMITED

Date: August 23, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT GLOBAL LIMITED

Date: August 23, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT LEASING (TWO) LIMITED

Date: August 23, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT LAUNCH COMPANY LIMITED

Date: August 23, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer